United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On March 27, 2013, at 9:30 am, Messrs. Dan Conrado - Chairman of the Board, Marcel Juviniano Barros, Robson Rocha, Nelson Henrique Barbosa Filho, Renato da Cruz Gomes, Oscar Augusto de Camargo Filho], and José Mauro Mettrau Carneiro da Cunha, and the alternates Luiz Maurício Leuzinger, Hajime Tonoki, Paulo Sergio Moreira da Fonseca and Raimundo Nonato Alves Amorim, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ. Therefore, the Board of Directors has having unanimously resolved upon the following: “3.1.13 - REELECTION AND ATTRIBUTIONS OF THE BOARD OF EXECUTIVE OFFICERS —The Board of Directors resolved to reelect Mr. MURILO PINTO DE OLIVEIRA FERREIRA, Brazilian, married, administrator, bearer of the identity card number 004.922.272-2 issued by IFP/RJ, enrolled at the Brazilian Taxpayer Registry (CPF/MF) under number 212.466.706-82, as Chief Executive Officer of Vale, and according to his indication, as per article 26, paragraph 1, of the By-Laws, the Board of Directors decided to reelect the current Executive Officers of Vale with the following attributions: Messrs. GALIB ABRAHÃO CHAIM, Brazilian, married, mining engineer, bearer of the identity card number 29820106-2 issued by DETRAN/RJ, enrolled at CPF/MF under number 132.019.646-20, as Executive Officer responsible for Capital Projects Implementation; GERD PETER POPPINGA, Brazilian, married, geologist, bearer of the identity card number 04111521-3 issued by IFP/RJ, enrolled at CPF/MF under number 604.856.637-91, as Executive Officer responsible for Base Metals and Information Technology; HUMBERTO RAMOS DE FREITAS, Brazilian, married, metallurgical engineer, bearer of the identity card number MG211063 issued by SSP/MG, enrolled at CPF/MF under number 222.938.256-04, as Executive Officer responsible for Logistics and Mineral Research; JOSÉ CARLOS MARTINS, Brazilian, consensually separated, economist, bearer of the identity card number 5.589.681-9 issued by SSP/SP, enrolled at CPF/MF under number 304.880.288-68, as Executive Officer responsible for Ferrous and Strategy; LUCIANO SIANI PIRES, Brazilian, married, mechanics engineer, bearer of the identity card number 07670915-3 issued by IFP/RJ, enrolled at CPF/MF under number 013.907.897-56, as Executive Officer responsible for Finance; ROGER ALLAN DOWNEY, Brazilian, married, administrator, bearer of the identity card number 13169366-5 issued by IFP/RJ, enrolled at CPF/MF under number 623.291.626-34, as Executive Officer responsible for Fertilizers and Coal; and VÂNIA LUCIA CHAVES SOMAVILLA, Brazilian, married, civil engineer, bearer of the identity card number 1.169.974 issued by SSP/MG, enrolled at CPF/MF under number 456.117.426-53, as Executive Officer responsible for Human

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

Resources, Health & Safety, Sustainability and Energy; all of the above mentioned Executive Officers are hereby reelected for a new two-year term, effective immediately after the end of the current term of office. That is, from May 22, 2013 to the Chief Executive Officer, and from May 25, 2013 for the other Executive Officers. The Executive Officers appointed herein, all of them with business address at 26 Graça Aranha Avenue, 18º floor, Centro, at the City of Rio de Janeiro, RJ, have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Moreover, pursuant to Article 14, section III of the By-Laws, the Board of Directors approved that the Executive Officer LUCIANO SIANI PIRES may also fill the role of Investor Relations.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, March 27, 2013.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: March 27, 2013		Roberto Castello Branco
Director of Investor Relations